UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Kazia Therapeutics Limited (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) to amend its Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 15, 2024 (the “Original Report”) announcing its plans to change the ratio of its American Depositary Shares (“ADSs”) to Ordinary Shares from one (1) ADS representing ten (10) Ordinary Shares to one (1) ADS representing one hundred (100) Ordinary Shares (the “ADS Ratio Change”). This Amendment is being furnished solely for the purpose of clarifying the ADS Ratio Change by adding the following sentence to the beginning of the second paragraph of the Original Report: “The ADS Ratio Change will have the same effect as a one-for-ten reverse ADS split for our ADS holders.”

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, restate, or update the information contained in the Original Report, or reflect any events that have occurred after the Original Report was filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: 24 October 2024